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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




For the month of           April             , 2001
                 ----------------------------

                               E-CRUITER.COM, INC.
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                 (Translation of registrant's name into English)

           495 MARCH ROAD, SUITE 300, OTTAWA, ONTARIO, K2K-3G1, CANADA
           -----------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

                                   SIGNATURES




         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             E-Cruiter.com, Inc.
                                      -------------------------------
                                             (Registrant)



Date:      April 4, 2001              By /s/ John Gerard Stanton
---------------------------             --------------------------------
                                               (Signature)*
                                      Name:  John Gerard Stanton
                                      Title: Chairman









* Print the name and title under the signature of the signing officer.

                                  EXHIBIT INDEX
                                  -------------

                                                                                Sequential
 Exhibit                                     Description                        Page Number
 -------                                     -----------                        -----------
1.    Press Release Announcing Registrant's Agreement To Acquire U.S. Human
      Resources Firm Paula Allen Holdings Inc., d/b/a Allen And
      Associates...............................................................      4

2.    Press Release Announcing Appointment Of Michael Mullarkey As President And
      Chief Executive Officer Of Registrant; John Gerard Stanton To Remain
      Chairman.................................................................      6

3.    Plan of Reorganization and Stock Acquisition Agreement, dated April 3,
      2001, by and among Michael Mullarkey and Karen Paula Allen, as trustee of the Karen Paula Allen Revocable Trust, as Sellers, Paula Allen Holdings,
      Inc. and its Subsidiaries, as subject companies, and Registrant, as
      Purchaser................................................................      9







                                       3